September 29, 2025

Daniel Widmaier
Chief Executive Officer
Bolt Projects Holdings, Inc.
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626

        Re: Bolt Projects Holdings, Inc.
            Registration Statement of Form S-1
            Filed September 26, 2025
            File No. 333-290557
Dear Daniel Widmaier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Drew Capurro